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[SECURITY BENEFIT LOGO]

August 10, 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subj:	Filing on Form N-14: SBL Fund Series H (Enhanced Index) to be merged into SBL Fund Series Z (Alpha Opportunity)
SEC Accession No. 0000891804-08-002704
File Nos. 811-02753 and 333-153249
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), each of SBL Fund Series H and SBL Fund Series Z (the "Series") hereby request the withdrawal of the above-referenced registration statement on Form N-14, filed with the Securities and Exchange Commission on August 29, 2008 (the "Registration Statement").

The Registration Statement was filed in connection with an intended reorganization of two series of the SBL Fund. SBL Fund has since determined not to undertake that particular reorganization. No securities were sold in connection with the Registration Statement. SBL Fund therefore respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact the undersigned at 785-438-3226.

Very truly yours,

AMY J. LEE

Amy J. Lee
Secretary
SBL Fund

cc:	Sonny Oh Staff Attorney, Office of Insurance Products

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